UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

AMENDMENT No. 6

CNS RESPONSE, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

12619C101
(CUSIP Number)

Hank Habicht
c/o SAIL Venture Partners LP
3161 Michelson Drive, Suite 750
Irvine, California  92612
(949) 398-5100
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

November 28, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

(Continued on the following pages)

_______________________
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 12619C101	SCHEDULE 13D	Page 2 of 24

1	NAMES OF REPORTING PERSONS:
SAIL Venture Partners, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:

3,639,368
	8	SHARED VOTING POWER:

0
	9	SOLE DISPOSITIVE POWER:

3,639,368
	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,639,368 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

11.7%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

*           See Item 5 hereof

CUSIP No. 12619C101	SCHEDULE 13D	Page 3 of 24

1	NAMES OF REPORTING PERSONS:
SAIL Venture Partners, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:

3,639,368
	8	SHARED VOTING POWER:

0
	9	SOLE DISPOSITIVE POWER:

3,639,368
	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,639,368 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

11.7%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO Limited Liability Company

*           See Item 5 hereof

CUSIP No. 12619C101	SCHEDULE 13D	Page 4 of 24

1	NAMES OF REPORTING PERSONS:
SAIL Venture Partners II, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:

3,639,368
	8	SHARED VOTING POWER:

0
	9	SOLE DISPOSITIVE POWER:

3,639,368
	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,639,368 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

11.7%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

*           See Item 5 hereof

CUSIP No. 12619C101	SCHEDULE 13D	Page 5 of 24

1	NAMES OF REPORTING PERSONS:
SAIL Venture Partners II, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:

3,639,368
	8	SHARED VOTING POWER:

0
	9	SOLE DISPOSITIVE POWER:

3,639,368
	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,639,368 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

11.7%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO Limited Liability Company

*           See Item 5 hereof

CUSIP No. 12619C101	SCHEDULE 13D	Page 6 of 24

1	NAMES OF REPORTING PERSONS:
SAIL Venture Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:

3,639,368
	8	SHARED VOTING POWER:

0
	9	SOLE DISPOSITIVE POWER:

3,639,368
	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,639,368 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

11.7%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO Limited Liability Company

*           See Item 5 hereof

CUSIP No. 12619C101	SCHEDULE 13D	Page 7 of 24

1	NAMES OF REPORTING PERSONS:
SAIL 2010 Co-Investment Partners, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:

3,639,368
	8	SHARED VOTING POWER:

0
	9	SOLE DISPOSITIVE POWER:

3,639,368
	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,639,368 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

11.7%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

*           See Item 5 hereof

CUSIP No. 12619C101	SCHEDULE 13D	Page 8 of 24

1	NAMES OF REPORTING PERSONS:
SAIL 2010 Co-Investment Partners GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:

3,639,368
	8	SHARED VOTING POWER:

0
	9	SOLE DISPOSITIVE POWER:

3,639,368
	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,639,368 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

11.7%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO Limited Liability Company

*           See Item 5 hereof

CUSIP No. 12619C101	SCHEDULE 13D	Page 9 of 24

1	NAMES OF REPORTING PERSONS:
SAIL 2011 Co-Investment Partners, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:

3,639,368
	8	SHARED VOTING POWER:

0
	9	SOLE DISPOSITIVE POWER:

3,639,368
	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,639,368 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

11.7%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

*           See Item 5 hereof

CUSIP No. 12619C101	SCHEDULE 13D	Page 10 of 24

1	NAMES OF REPORTING PERSONS:
SAIL 2011 Co-Investment Partners GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:

3,639,368
	8	SHARED VOTING POWER:

0
	9	SOLE DISPOSITIVE POWER:

3,639,368
	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,639,368 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

11.7%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO Limited Liability Company

*           See Item 5 hereof

CUSIP No. 12619C101	SCHEDULE 13D	Page 11 of 24

1	NAMES OF REPORTING PERSONS:
SAIL Capital Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:

3,639,368
	8	SHARED VOTING POWER:

0
	9	SOLE DISPOSITIVE POWER:

3,639,368
	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,639,368(see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

11.7%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO Limited Liability Company

*           See Item 5 hereof

CUSIP No. 12619C101	SCHEDULE 13D	Page 12 of 24

1	NAMES OF REPORTING PERSONS:
SAIL Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:

2,208,034
	8	SHARED VOTING POWER:

0
	9	SOLE DISPOSITIVE POWER:

2,208,034
	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

2,208,034 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

7.1%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO Limited Liability Company

*           See Item 5 hereof

CUSIP No. 12619C101	SCHEDULE 13D	Page 13 of 24

1	NAMES OF REPORTING PERSONS:
Walter L. Schindler

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:

2,242,756
	8	SHARED VOTING POWER:

3,639,368
	9	SOLE DISPOSITIVE POWER:

2,242,756
	10	SHARED DISPOSITIVE POWER:

3,639,368

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

5,882,124(see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

18.8%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

*           See Item 5 hereof

CUSIP No. 12619C101	SCHEDULE 13D	Page 14 of 24

1	NAMES OF REPORTING PERSONS:
F. Henry Habicht II

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:

0
	8	SHARED VOTING POWER:

3,639,368
	9	SOLE DISPOSITIVE POWER:

0
	10	SHARED DISPOSITIVE POWER:

3,639,368

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,639,368 (see Item 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS): ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

11.7%*
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

*           See Item 5 hereof

CUSIP No. 12619C101	SCHEDULE 13D	Page 15 of 24

This amendment to Schedule 13D (this “Amendment No. 6”) amends and supplements the Schedule 13D of SAIL Venture Partners, LP and SAIL Venture Partners, LLC filed with the Securities and Exchange Commission (the “SEC”) on March 20, 2007, as amended and supplemented on July 8, 2009, August 31, 2009, October 20, 2010, November 5, 2010, February 28, 2011 (collectively, the “Schedule 13D”). Except as amended and supplemented hereby, the Schedule 13D remains in full force and effect. Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Schedule 13D.

ITEM 1.	SECURITY AND ISSUER.

This statement relates to the common stock, $0.001 par value (the “Common Stock”), of CNS Response, Inc., a Delaware corporation (the “Issuer ”).  The Issuer’s principal executive offices are located at 85 Enterprise, Suite 410, Aliso Viejo, CA 92656.

ITEM 2.	IDENTITY AND BACKGROUND

The reporting persons are SAIL Venture Partners, LP, a Delaware partnership (“Sail Venture Partners”), SAIL Venture Partners, LLC, a Delaware limited liability company (“Sail Venture Partners, LLC”), SAIL Venture Partners II, LP, a limited partnership (“Sail Venture Partners II”), SAIL Venture Partners II, LLC, a Delaware limited liability company (“SAIL Venture Partners II, LLC”), SAIL Venture Management, LLC, a Delaware limited liability company (“Sail Venture Management”) SAIL 2010 Co-Investment Partners, LP, a Delaware partnership (“Sail 2010 Co-Investment”), SAIL 2010 Co-Investment Partners GP, LLC, a Delaware limited liability company (“Sail 2010 Co-Investment GP”), SAIL 2011 Co-Investment Partners, LP, a Delaware limited partnership (“Sail 2011 Co-Investment”), SAIL 2011 Co-Investment Partners GP, LLC, a Delaware limited liability company (“Sail 2011 Co-Investment GP”), SAIL Capital Management, LLC, a Delaware limited liability company (“Sail Capital Management”), SAIL Holdings, LLC, a Delaware limited liability company (“Sail Holdings,” together with Sail Venture Partners, Sail Venture Partners, LLC, Sail Venture Partners II, Sail Venture Partners II, LLC, Sail Venture Management, Sail 2010 Co-Investment, Sail 2010 Co-Investment GP, Sail 2011 Co-Investment, Sail 2011 Co-Investment GP, and Sail Capital Management, the “Sail Entities”), Walter Schindler, an individual, (“Schindler”) and F. Henry Habicht II, an individual(“Habicht”).

Sail Venture Partners is a licensed small business investment company, investing in early stage technology companies, and the address of the principal office of Sail Venture Partners is 3161 Michelson Drive, Suite 750, Irvine, CA 92612.  The principal business of Sail Venture Partners, LLC, is to act as a general partner of Sail Venture Partners, and its address is the same as Sail Venture Partners.  Sail Venture Partners, LLC, as general partner of Sail Venture Partners, may be deemed to beneficially own the securities owned by Sail Venture Partners insofar as it has the power to direct the voting and disposition of such securities. The manager of Sail Venture Partners, LLC is Sail Venture Management. The principal business of Sail Venture Management is to act as the manager of Sail Venture Partners,

CUSIP No. 12619C101	SCHEDULE 13D	Page 16 of 24

LLC, and its address is the same as Sail Venture Partners, LLC. Sail Venture Management, as manager of Sail Venture Partners, LLC, may be deemed to beneficially own the securities owned by Sail Venture Partners, LLC insofar as it has the power to direct the voting and disposition of such securities. The managing members of Sail Venture Management are Schindler and Habicht (the “Sail Managing Members”). Each Sail Managing Member is a citizen of the United States. A unanimous vote of the Sail Managing Members is required to vote or dispose of the Company's securities held by Sail Venture Partners. Each of the Sail Managing Members is a venture capitalist. The principal business address of each of the Sail Managing Members is 3161 Michelson Drive, Suite 750, Irvine, CA 92612.

Sail Venture Partners II is a  limited partnership, investing in early stage technology companies, and the address of the principal office of Sail Venture Partners II is 3161 Michelson Drive, Suite 750, Irvine, CA 92612.  The principal business of Sail Venture Partners II, LLC, is to act as a general partner of Sail Venture Partners II, and its address is the same as Sail Venture Partners II.  Sail Venture Partners II, LLC, as general partner of Sail Venture Partners II, may be deemed to beneficially own the securities owned by Sail Venture Partners II insofar as it has the power to direct the voting and disposition of such securities. The manager of Sail Venture Partners II, LLC, is Sail Venture Management. The principal business of Sail Venture Management is to act as the manager of Sail Venture Partners II, LLC, and its address is the same as Sail Venture Partners II, LLC. Sail Venture Management, as manager of Sail Venture Partners II, LLC, may be deemed to beneficially own the securities owned by Sail Venture Partners II, LLC insofar as it has the power to direct the voting and disposition of such securities. The managing members of Sail Venture Management are Schindler and Habicht (the “Sail II Managing Members”). Each Sail II Managing Member is a citizen of the United States. A unanimous vote of the Sail II Managing Members is required to vote or dispose of the Company's securities held by Sail Venture Partners II. Each of the Sail II Managing Members is a venture capitalist. The principal business address of each of the Sail II Managing Members is 3161 Michelson Drive, Suite 750, Irvine, CA 92612.

Sail 2010 Co-Investment is a limited partnership, investing in early stage technology companies, and the address of the principal office of Sail 2010 Co-Investment is 3161 Michelson Drive, Suite 750, Irvine, CA 92612. The principal business of Sail 2010 Co-Investment GP is to act as general partner of Sail 2010 Co-Investment, and its address is the same as Sail Co-Investment. Sail 2010 Co-Investment GP, as general partner of Sail 2010 Co-Investment, may be deemed to beneficially own the securities owned by Sail 2010 Co-Investment insofar as it has the power to direct the voting and disposition of such securities. Sail Capital Management is the manager of Sail 2010 Co-Investment GP. The principal business of Sail Capital Management is to act as manager of Sail 2010 Co-Investment GP, and its address is the same as Sail 2010 Co-Investment GP. Sail Capital Management, as manager of Sail 2010 Co-Investment GP, may be deemed to beneficially own the securities owned by Sail 2010 Co-Investment GP insofar as it has the power to direct the voting and disposition of such securities.  The managing members of Sail Capital Management are Schindler and Habicht (the “Sail 2010 Managing Members”). A unanimous vote of the Sail 2010 Managing Members is required to vote or dispose of the Company's securities held by Sail 2010 Co-Investment. Each of the Sail 2010 Managing Members is a venture capitalist. The principal business address of each of the Sail 2010 Managing Members is 3161 Michelson Drive, Suite 750, Irvine, CA 92612.

CUSIP No. 12619C101	SCHEDULE 13D	Page 17 of 24

Sail 2011 Co-Investment is a limited partnership, investing in early stage technology companies, and the address of the principal office of Sail 2011 Co-Investment is 3161 Michelson Drive, Suite 750, Irvine, CA 92612. The principal business of Sail 2011 Co-Investment GP is to act as general partner of Sail 2011 Co-Investment, and its address is the same as Sail Co-Investment. Sail 2011 Co-Investment GP, as general partner of Sail 2011 Co-Investment, may be deemed to beneficially own the securities owned by Sail 2011 Co-Investment insofar as it has the power to direct the voting and disposition of such securities. Sail Capital Management is the manager of Sail 2011 Co-Investment GP. The principal business of Sail Capital Management is to act as manager of Sail 2011 Co-Investment GP, and its address is the same as Sail 2011 Co-Investment GP. Sail Capital Management, as manager of Sail 2011 Co-Investment GP, may be deemed to beneficially own the securities owned by Sail 2011 Co-Investment GP insofar as it has the power to direct the voting and disposition of such securities.  The managing members of Sail Capital Management are Schindler and Habicht (the “Sail 2011 Managing Members”). A unanimous vote of the Sail 2011 Managing Members is required to vote or dispose of the Company's securities held by Sail 2011 Co-Investment. Each of the Sail 2011 Managing Members is a venture capitalist. The principal business address of each of the Sail 2011 Managing Members is 3161 Michelson Drive, Suite 750, Irvine, CA 92612.

Sail Holdings is a limited liability company, investing in early stage technology companies, and the address of the principal office of Sail Holdings is 3161 Michelson Drive, Suite 750, Irvine, CA 92612. The managing member of Sail Holdings is Schindler (Schindler, the Sail Managing Members, the Sail II Managing Members, the Sail 2010 Managing Members, the Sail 2011 Managing Members, collectively, the “Managing Members”). Schindler is a venture capitalist. The principal business address of Schindler is 3161 Michelson Drive, Suite 750, Irvine, CA 92612.

During the last five years, neither the Managing Members, nor Sail Venture Partners, nor Sail Venture Partners, LLC, nor Sail Venture Partners II, nor SAIL Venture Partners II, LLC , nor Sail Venture Management, nor  Sail 2010 Co-Investment, nor Sail 2010 Co-Investment GP, nor Sail 2011 Co-Investment, nor Sail 2011 Co-Investment GP, nor Sail Capital Management, nor Sail Holdings, has been convicted in any criminal proceeding or a named subject of a pending criminal proceeding (excluding traffic violations or similar misdemeanors) or been party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The information added in Item 4 below is hereby incorporated by reference and added to Item 3 of the Schedule 13D.

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ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

On August 17 through November 30, 2012, the Issuer issued to 17 accredited investors secured convertible promissory notes (the “October 2012 Bridge Notes”) in an aggregate principal amount of $2,000,000 for gross proceeds to the Issuer of $2,000,000.  The notes were issued under the Amended and Restated Note Purchase Agreement, dated as of October 19, 2012, between the Issuer and the investors party thereto (the “Bridge Financing Purchase Agreement”) in connection with a $2 million bridge financing (the “Bridge Financing”).  Of such aggregate principal amount, $190,000 were sold to Sail Venture Partners, Sail Venture Partners II, Sail 2010 Co-Investment, Sail 2011 Co-Investment, and Sail Holdings (the “Sail Purchasers”).  The holders of the October 2012 Bridge Notes hold a first position security interest in substantially all of the assets of the Issuer pursuant to the second amended and restated security agreement, dated as of August 16, 2012, between the Issuer and David Jones, as administrative agent for the secured parties.

The October 2012 Bridge Notes issued to the Sail Purchasers mature on October 1, 2013 and October 26, 2013 (subject to earlier conversion or prepayment), earn interest at a rate of 9% per year with interest payable at maturity, are convertible into shares of common stock of the Issuer at a conversion price of $0.04718 and are secured by a first position security interest in the Issuer’s assets, with the security interest of all previously outstanding convertible promissory notes subordinated.  The conversion price is subject to adjustment upon (1) the subdivision or combination of, or stock dividends paid on, the common stock; (2) the issuance of cash dividends and distributions on the common stock; and (3) the distribution of other capital stock, indebtedness or other non-cash assets.  The October 2012 Bridge Notes are convertible at any time at the option of their holders. The October 2012 Bridge Notes can be declared due and payable upon an event of default, defined in the October 2012 Bridge Notes to occur, among other things, if the Issuer fails to pay principal and interest when due, in the case of voluntary or involuntary bankruptcy or if the Issuer fails to perform any covenant or agreement as required by the October 2012 Bridge Notes or materially breaches any representation or warranty in the October 2012 Bridge Notes or the Bridge Financing Purchase Agreement.  Among the restrictive covenants imposed on the Issuer pursuant to the Bridge Financing Purchase Agreement is a covenant not to borrow, guaranty or otherwise incur indebtedness that is senior or pari passu with the October 2012 Bridge Notes in excess of $250,000, and a covenant not to effect a merger, reorganization, or sell, exclusively license or lease, or otherwise dispose of any assets of the Issuer with a value in excess of $20,000, other than in the ordinary course of business.

Including the closings between August 17, 2012 through November 30, 2012, the Issuer has now issued October 2012 Bridge Notes in the aggregate principal amount of $2.0 million.  As such, the consents to the Bridge Financing obtained from holders of previously outstanding convertible promissory notes have now taken effect, since the Issuer has raised more than $1.35 million in the Bridge Financing.   Such consents had been given pursuant to the terms of the Amended and Restated Consent, Note Amendment and Warrant Forfeiture Agreement, dated as of October 24, 2012 (the “Consent Agreement”), between the Issuer and the

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holders of at least a majority in aggregate principal amount outstanding (“Majority Holders”) of each tranche of the Issuer’s secured convertible promissory notes issued in October and November 2010 (the “October 2010 Notes”), secured convertible promissory notes issued between January and April 2011 (the “January 2011 Notes”), secured convertible promissory notes issued between October 2011 and January 2012 (the “October 2011 Notes”) and an unsecured convertible promissory note issued in February 2012 (the “February 2012 Note”).   As a result, all of such notes, including the October 2010 Notes and October 2011 Notes held by the Sail Purchasers, were amended to (a) extend the maturity date to October 1, 2013, (b) set the conversion price at $1.00, subject to adjustment as provided in the notes (except that the conversion price of the October 2011 Notes in the case of conversion upon a qualified offering was only amended for those holders who signed the Consent Agreement) and (c) remove full-ratchet anti-dilution protection.  In addition, each holder signing the Consent Agreement, including the Sail Purchasers, forfeited the warrants he or she received in connection with the issuance of the previously outstanding notes, and consented to the Bridge Financing, the issuance of the October 2012 Bridge Notes and to the subordination of their notes to the Bridge Notes.

As a condition to the investment in the Bridge Financing by the Sail Purchasers and Equity Dynamics, one of the Issuer’s principal stockholders, the Issuer entered into separate letter agreements with Equity Dynamics, Inc. (“Equity Dynamics”), an entity owned by the Sail Purchasers, and Sail Purchasers (collectively, the “Governance Agreements”).  Pursuant to these letter agreements, the Issuer agreed, subject to providing required notice to stockholders, to appoint a certain number of persons nominated by Equity Dynamics and the Sail Purchasers to the Issuer’s Board of Directors and to create vacancies for that purpose, if necessary.   The number of persons to be nominated by Equity Dynamics and the Sail Purchasers pursuant to this provision is four and three, respectively.   In addition, at each meeting of stockholders of the Issuer at which directors are nominated and elected, the Issuer agreed to nominate for election four designees of Equity Dynamics and three designees of the Sail Purchasers and to take all necessary action to support their election and oppose any challenges to such designees.  Under the terms of the agreement, the Issuer may not increase the number of directors to more than seven without the consent of Equity Dynamics and the Sail Purchasers.   The Governance Agreements terminate in the event of the sale of substantially all of the Issuer’s assets or a change of control, or upon any issuance of securities by the Issuer to parties not including Equity Dynamics and the Sail Purchasers, from which the Issuer receives gross proceeds of at least $10 million.

On November 18, 2012, Henry Harbin resigned from the Board of Directors of the Issuer.  Effective November 28, 2012, the Board of Directors of the Issuer appointed Schindler to fill the resulting vacancy on the Board pursuant to the terms of the Governance Agreement with the Sail Purchasers.  Effective November 30, 2012, George Carpenter, George Kallins, David Jones, and Maurice DeWald resigned from the Board of Directors of the Issuer.  On December 10, 2012, the Board of Directors of the Issuer approved the appointment of Richard W. Turner, Robert J. Follman, Andrew H. Sassine and Thomas T. Tierney (collectively, the “New Board Members”) to the Board of Directors to fill the resulting vacancies.  The New Board Members are expected to take office as directors no earlier than ten days after the Issuer has filed with the SEC and mailed to stockholders a Form 14f-1 in connection with the change in a majority of the Board. Messrs. Turner and Sassine were appointed to the Board as nominees of Equity Dynamics, the entity owned by the Sail Purchasers, pursuant to the terms of the Governance Agreement between the

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Issuer and the Sail Purchasers.  Messrs. Tierney and Follman were appointed to the Board as nominees of Sail Purchasers pursuant to the terms of the Governance Agreement between the Issuer and Sail Purchasers.

On December 10, 2012, the Board of Directors of the Issuer approved the amendment of the Issuer’s 2012 Omnibus Incentive Compensation Plan (the “2012 Plan”) to increase the shares authorized for issuance under the 2012 Plan from 333,334 shares to 5,500,000 shares and granted to each of its three existing members, including Schindler, as well as to each of the four New Board Members options to purchase 250,000 shares of Common Stock pursuant to the 2012 Plan at an exercise price of $0.04718 per share. The options vest evenly over 36 months starting from the date of grant. The Board furthermore granted options to each of the five former directors who had departed the Board and to the Issuer’s executive officers.  The 2012 Plan was approved by the Board on March 22, 2012, but remains subject to stockholder approval. The options grants described above therefore also remain subject to approval of the 2012 Plan, as amended, by the Issuer’s stockholders. Absent stockholder approval of the 2012 Plan, as amended, all of these options will be cancelled. It is anticipated that the number of shares authorized for issuance under the 2012 Plan will be increased further prior to the time that the Issuer files and mails a proxy statement seeking such stockholder approval.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and supplemented by adding the information contained in Item 4 and in Rows (7) through (13) of the cover pages of this Amendment No. 6 for each of the Sail Entities, which are incorporated herein by reference.

(a)           As a result of (i) the issuance of October 2012 Bridge Notes with a conversion price of $0.04718 to the Sail Purchasers in the aggregate principal amount of $190,0000, (ii) the forfeiture by the Sail Purchasers of warrants to purchase 242,488 shares of Common Stock pursuant to the Consent Agreement, (iii) the adjustment of the conversion price of the October 2010 Notes and October 2011 Notes held by the Sail Purchasers to $1.00 and (iv) the grant of options to purchase 250,000 shares of Common Stock to the Sail Purchasers (which grant will have vested 3/36 within 60 days of December 19, 2012 and which is subject to stockholder approval), the Sail Entities beneficially owned the following securities of the Issuer as of April 8, 2013:

•
5,941,098 shares of Common Stock, representing a beneficial ownership percentage of approximately 19.0% based on 31,217,468 shares of Common Stock outstanding as of such date (calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended).

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•
Of the shares beneficially owned by the Sail Entities, it held (i) 215,703 of the Issuer’s outstanding shares of Common Stock, (ii) 5,631,699 shares issuable upon conversion of convertible notes (including accrued and unpaid interest), (iii) 50,640 shares issuable upon exercise of warrants and (iv) 29,167 shares issuable upon exercise of vested options granted to the Sail Entities under the Issuer’s 2006 Stock Incentive Plan, as amended, and pending 2012 Omnibus Incentive Compensation Plan (of which the grant of options to purchase 34,722 shares remains subject to stockholder approval).

(b)           The Sail Entities may be deemed to hold sole power to vote and to dispose of the 5,847,402 shares of Common Stock described in (a) above.

(c)           There have not been any transactions effected within the past sixty days.

(d)           No person other than the Sail Entities is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the shares of Common Stock reported in this Amendment No. 6.

(e)           Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following information:

The information added in Item 4 of this Amendment No. 6 is incorporated by reference herein.

Other than the arrangements discussed in Item 3 of the Schedule 13D and this Amendment No. 6, there are no other contracts, arrangements, understandings or relationships between the Sail Entities, Schindler, or Habicht and any other person, with respect to the securities of the Company.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following information:

Exhibit 1	Form of Secured Convertible Promissory Note. Incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K/A filed on November 13, 2012.

Exhibit 2	Form of Amended and Restated Note Purchase Agreement. Incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K/A filed on November 13, 2012.

Exhibit 3	Form of Consent Agreement. Incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on December 4, 2012.

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Exhibit 4	Form of Governance Agreement with Equity Dynamics, Inc. Incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on December 4, 2012.

Exhibit 5	Form of Forfeiture and Exchange Agreement. Incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed on December 4, 2012.

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SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 9, 2013	SAIL Venture Partners, LP, a Delaware limited partnership

/s/ Hank Habicht

By: Hank Habicht
Its: Manager

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EXHIBIT INDEX

Number	Description

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following information:

Exhibit 1	Form of Secured Convertible Promissory Note. Incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K/A filed on November 13, 2012.

Exhibit 2	Form of Amended and Restated Note Purchase Agreement. Incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K/A filed on November 13, 2012.

Exhibit 3	Form of Consent Agreement. Incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on December 4, 2012.

Exhibit 4	Form of Governance Agreement with Equity Dynamics, Inc. Incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed on December 4, 2012.

Exhibit 5	Form of Forfeiture and Exchange Agreement. Incorporated by reference to Exhibit 10.4 to the Issuer’s Current Report on Form 8-K filed on December 4, 2012.